Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

The following is a transcript of a conference call held on June 27, 2023.

3D Systems Corp Submits Enhanced Proposal To Combine With Stratasys Ltd – Recorded Call Transcript

Operator

Hello, and welcome to the 3D Systems Investor Update Conference Call and webcast. (Operator Instructions) A reminder for those on the webcast, this webcast contains user-driven slides. As a reminder, this conference is being recorded.

It's now my pleasure to turn the call over to Mick McCloskey, Vice President, Treasurer and Investor Relations. Please go ahead, Mick.

Mick McCloskey

Good morning, everyone. Thank you all for joining us on our special investor call today to discuss our enhanced proposal to acquire Stratasys. Before we begin, I would like to call your attention to legal disclaimers on Slides 2 and 3.

Joining me today from the 3D Systems leadership team are Jeff Graves, Chief Executive Officer; Michael Turner, Chief Financial Officer; and Andrew Johnson, Chief Corporate Development Officer and Chief Legal Counsel.

On this call, we will go through approximately 30 minutes of prepared remarks and follow up with a live question-and-answer session. I will note that additional materials related to the transaction, including our press release from earlier this morning and the full investor presentation are posted on the Investors section of the 3D Systems website at investor.3dsystems.com. I'll now turn the call over to Jeff.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Thanks, Mick, and good morning, everyone, and thank you all for joining us today.

Starting on Slide 4. We're here to discuss our enhanced proposal to combine with Stratasys. Under the terms of our new proposal, each Stratasys ordinary share would convert into $7.50 in cash and 1.3223 newly issued shares of 3D Systems common stock, which would result in Stratasys shareholders owning approximately 41% of the combined company and receiving approximately $540 million in cash.

As of the market close on June 26, the proposal represents a value of approximately $20 per share, or roughly 33% premium to the Stratasys closing share price on May 24, 2023, the last trading day before the announcement of the proposed Stratasys Desktop Metal transaction.

This is a combination that we've been looking at for quite some time. We're pursuing this combination with conviction because we believe it's the best path forward for our shareholders. In fact, the incredibly positive feedback we've received from shareholders is what fuels our focus of seeing this transaction come together.

Today, we're going to review our proposal in some detail and explain why we believe it promises straightforward at highly achievable value creation. In our view, it's clearly superior to the desktop metal combination, which relies on assumptions we believe are unfounded and unreasonable, including the notion that a sudden success of data with instrumental technology will somehow unlock an expansion into mass production.

Turning to Slide 5. Our rationale for this deal comes down to 3 main areas of focus: scale, synergies and an industry-leading financial profile. While we get into each of these in more detail, let me start with scale. This is a rapidly growing and fragmented industry, with lots of new entrants, where scale is a top priority for every player in the space and a crucial aspect for profitability.

Next is a significant opportunity for the realization of cost synergies from the transaction. which were jointly identified by both management teams at a meeting in September of 2022. Last, we think the combination of our scale and our synergies creates the most value for shareholders. I want to be crystal clear on this point.

We believe the proposal that we've submitted today provides meaningful higher value to Stratasys shareholders, both in total value we aim to realize and the confidence shareholders can put in us achieving that value. At the same time, our proposal is purposely structured to offer Stratasys shareholders, at least as much deal certainty as the Desktop Metal combination.

In our view, this is clearly a superior proposal and the best path forward. Before we dive into the why this combination makes sense based on the merits, let's first consider why it makes sense as part of the broader industry landscape. As you can see on Slide 7 of our presentation, the industry is extremely fragmented. There are thousands of companies in this space, all trying to grow, compete for market share and drive innovation.

Scale is essential to drive down costs and increase our ability to deliver for customers, compete with emerging players, particularly those in China and capture the growth potential inherent in this industry. The global 3D printing market is an exciting inflection point. As we look at Slide 8, there are compelling growth drivers across the field, fueling significant growth as we enter new industries, realize new post-COVID opportunities and generally mature this technology from labs to factory floors.

The industry is estimated to grow at a 21% CAGR over the next 5 to 7 years creating an $80 billion total addressable market. On the next slide, let's get into why we think this combination between 3D Systems and Stratasys is so compelling. The combination would create a global leader in the additive manufacturing space, a leader that is nearly 50% larger on a revenue basis when compared to Stratasys and the desktop metal combination.

With 40,000 customers across a platform that even now is pretty more than 1 million parts per day, we expect this combination will be hugely attractive to investors who believe in the future of additive manufacturing and could easily become a must-own stock. Many in the industry believe scale is important to succeed and generate consistent profitability. As a matter of fact, as you can see in this slide, both Stratasys and Desktop Metal have said so in the past. And scale is one of the key reasons for their combination as well. Larger supply chains need robust partners, and we believe that together with Stratasys we would be uniquely positioned to drive innovation and reliably meet demand for our customers across the globe.

Now turning to Slide 11. Before we get into the rationale of our 2 companies combined, let me first address some facts about 3D systems. We believe that we have an extremely attractive core business with leadership positions in a number of strategic verticals that necessitate quality, consistency and, in some cases, need regulatory approval, especially within aerospace and defense and medical devices.

Further, we believe our combination of DLP and SLA technologies allow us to use our application expertise to provide customized solutions for all of our customers' needs. I'd also like to directly address some comments made about our dental business. We believe that we have, by far, the most successful dental business in the 3D printing universe.

The near-term headwind on our results is principally a result of recent inflationary pressures on consumers and inventory buildup related to supply chain in our orthodontics business. Excluding our dental business, revenue grew 12% year-over-year in Q1 on a constant currency basis, with 9% growth in our industrial business, and 22% growth in our healthcare business, excluding dental.

Based on our customers' outlook, we're confident that our dental business will normalize. Though we expect significant declines year-over-year, our expectation for this business is to return to growth in 2024. Customers are starting to see a stabilization in case volumes for their dental products, not further declines, and we're currently the only supplier to the leader in the clear plastic aligner space.

On Slide 12, we turn to perhaps the most exciting piece of our growth portfolio, regenerative medicine. I'll review this business at a high level today, we'll have more to say on our regenerative medicine business in the near future. I firmly believe that our work in this field is some of the most innovative in the entire industry and has enormous potential to unlock significant value for our shareholders, literally helping to advance medicine and save lives.

We have 3 distinct opportunities in this space. First is human organs, where we believe we've already delivered the most complex object ever 3D printed. Second is human non-organ tissue, which is a complementary offshoot of our work on human organs. And third is drug development, where we bioprinted an organ-on-a-chip that's used to accelerate drug development for large pharmaceutical companies, replacing drug response in human beings.

Each of these 3 markets not only bring life-changing services to people in need, but also represent a significant business opportunity.

Turning to Slide 13. What's important to understand about our regenerative medicine business is that we're executing on a long-term plan. We have many clear cut milestones already achieved and critical inflection points not far ahead. It's truly amazing to think of the progress that we've made. We believe we're on track to make this dream a reality in under 10 years from the starting point of this through our partnership with United Therapeutics in 2017 to targeting human trials for 3D printed lungs in 2026.

As we turn to Slide 14, let me say that 3D Systems is a strong company, built on proven profitable technologies with highly compelling growth prospects ahead of us. Let's now focus on our fit with Stratasys. As you can see, there are only 2 areas of limited overlap in our view, DLP, which is fairly evenly split between the 2 companies in terms of revenue contribution and SLA, where again, there's minimal overlap and Stratasys has a much smaller offering. We believe that our combined technology portfolio is the best fit.

Not only do our platforms mesh well, but as you can see on the next slide, this leads to a combined company that services nearly every vertical in the 3D printing market today across all our platforms. This will help us compete for nearly every project on nearly every basis. Michael will talk about synergies in greater detail shortly. But frankly, we think there are meaningful revenue opportunities, not dissynergies as Stratasys stated in its rejection of our initial proposal.

So with that, I'd like to turn the call over to Michael to go through the financials of our proposed combination. Michael?

Michael Turner - 3D Systems Corporation - Executive VP and Chief Financial Officer

Thanks, Jeff. I'll start out on Slide 16. But before going into detail on cost synergies I just want to take a step back and remind everyone why we believe this is so attractive. We believe that stakeholders in this industry, including customers and shareholders, are predominantly focused on 3 things: sustainable profitability, innovation and value creation.

And in our view, this transaction accomplishes all 3. Scale in this industry should lead to sustainable profitability and we believe we could create a leading global pure-play additive manufacturing company with, by far, the best profitability. Further, this immediate realization of scale and profitability should allow for sustained R&D optimization and innovation for our customers by leveraging the collective intellectual property we have between ourselves and Stratasys.

And lastly, we believe the combined financial profile we create and the synergies we can realize clearly delivers the most value for our shareholders. One of the core aspects of our proposal, as Jeff alluded to, is the potential for at least $100 million in achievable cost synergies which we expect to realize quickly following closing.

I want to underscore that at our meeting with Stratasys in September of 2022, both sides agreed to the magnitude and timing of these synergies. As far as we are aware, and despite Stratasys' recent statements, otherwise, nothing has changed since that meeting that would alter that analysis. Further, Jeff already alluded to this, but we've also discussed meaningful revenue opportunities for the 2 companies. However, in an effort to be conservative in the valuation of our offer, we decided not to include these estimated revenue opportunities on our math.

Turning now to Slide 17. Let's take a look at what we can achieve as a combined company right out of gate by looking at pro forma 2023 estimated figures. As a combined entity, we project that we will generate over $1 billion in 2023 revenue and $145 million in EBITDA, including run rate synergies or 12% EBITDA margin. All significant improvements over the financial profile of a Stratasys and Desktop Metal combination.

I want to note here their analysis says they may not exceed $145 million in EBITDA until 2026. We are highly encouraged by a strong financial profile that will also benefit from ample liquidity and industry-leading margins. All of this, we believe, results in an incredibly attractive near-term outlook as outlined on Slide 18, representing double-digit revenue growth, reasonable and efficient R&D spend for sustainable innovation and 15-plus percent EBITDA margins. These projections are backed by the collective work of both management teams and reflect conservative assumptions which, in our opinion, stand in stark contrast to the extremely optimistic assumptions underlying the Stratasys and Desktop Metal deal.

While these are our base case near-term targets on an organic basis, we believe there is meaningful upside to these targets based on revenue opportunities I mentioned earlier, potential for future inorganic growth as a result of our flexible balance sheet, and potential incremental contributions from our regenerative medicine business that, as Jeff said earlier, could be a complete game changer for our outlook.

Moving now to Slide 19. I want to close on the value creation that we see from this combination. As Jeff said, we believe our offer is superior to the Desktop Metal combination. Our proposal as of today represents a total offer value of approximately $20 per Stratasys share and after including $100 million of synergies that were jointly identified with the Stratasys management team our revised offer equates to approximately $26 per Stratasys share or an uplift of approximately 71%.

As Andy will detail shortly, this compares to, on an apples-to-apples basis, the $19 per Stratasys share of the proposed Desktop Metal transaction. Although we discussed and identified several potential revenue opportunities with Stratasys management during our diligence exercise in September of 2022, we have not included these in our valuation because we did not want to introduce speculative components into the value of our proposal. Instead, we aim to provide shareholders with clear facts and realistic expectations.

With that, let me turn it over to Andy to review the Desktop Metal transaction in more detail. Andy?

Andrew Martin Johnson - 3D Systems Corporation - Executive VP, Chief Legal Officer & Chief Corporate Development Officer

Thanks, Michael. Taking a step back on this slide, before we explain why we believe our proposal is a superior alternative, we want to just reiterate what others in the industry are saying. The market is already deeply skeptical of the Desktop Metal's merger as evidenced by the muted impact on each company's stock price and generally unenthusiastic analyst commentary following the announcement.

The purpose of our analysis here is to explain clearly why we believe our proposal promises straightforward in highly achievable value creation and to contrast that with the Desktop Metal combination, which relies on assumptions we believe are unfounded and unreasonable.

Turning to the next slide. I want to start with the underlying numbers as it will be a theme throughout our analysis today. In short, based on our analysis, we think it is unlikely that Desktop Metal will defy its history and suddenly deliver unprecedented results. After 5 years of losses with no sign of stabilization or turnaround, Stratasys' analysis indicates that Desktop Metal will become a profitable entity contributing $180 million of EBITDA to the combined business in short order.

We think these projections deserve a very healthy dose of skepticism. We do not view Desktop Metal as the kind of growth engine that would drive such results. As illustrated on the following slide, we also find the cash burn of Desktop Metal, particularly worrying and believe Stratasys' balance sheet may have to absorb further losses absent in meaningful turnaround.

Desktop Metal has a history of fueling top line growth by overpaying for unprofitable and poorly performing assets. They have taken 2 goodwill impairments to date for a combined total of $500 million and we expect there may be further goodwill impairments in the future given that Desktop Metal bought 10 companies in 2021 alone at the height of technology valuations.

In addition, we believe there could be meaningful integration and restructuring costs still needed to bring together the various businesses that comprise Desktop Metal. Let's now spend a bit of time talking about binder jet technology on this next slide. Stratasys emphasized the growth potential of this technology as a key reason for pursuing the desktop metal combination. They state that binder jet technology is the future of mass-produced metals.

The problem is that the future is already 28 years old, we believe shareholders should be clear that a significant piece of the binder jet technology touted by Stratasys' management was acquired by Desktop Metal when they bought ExOne in 2021. In our view, ExOne is a business the industry and the market know very well and is yet to prove viable for mass production or to generate any profit. Its performance prior to the acquisition by Desktop Metal does not point to the growth potential that Stratasys management is claiming.

We do not think we are alone in believing that our metals technology is better and more advanced. On the next slide, you can see that our technology, laser bed fusion generated 84% of all metals hardware revenue in the industry last year. To put this in perspective, that is 21x greater market share than binder jetting, a technology that, again, is nearly 3 decades old.

We think these figures show that customers and other players in the space alike have decided that laser bed fusion is where the metals game will be played in the future. As a result, we think we are clearly the better partner for Stratasys when it comes to expansion into metals. Not only do we serve more verticals but we believe our laser bed fusion technology produces better quality and consistency and is already approved by rigorous regulatory bodies and applications like healthcare and aerospace where precision and safety are critical.

When you add all of this up, in our view, our proposal offers a larger and more profitable company than the Desktop deal which we think is based on speculative financials and inferior technology paired with a poor acquisition and integration track record. Now let's talk cost synergies on this slide. As Michael mentioned, our estimated cost synergies are based on discussions our management team had with Stratasys directly in September of 2022.

We believe we have a more defined path in terms of projected magnitude and in terms of time line to achieve. There are many more questions when you consider Stratasys and Desktop Metal announced $50 million of cost synergies, that $50 million of cost synergies they hope to achieve from the Desktop Metal deal are incremental to the $100 million of stand-alone cost reduction Desktop Metal previously announced in connection with its prior acquisitions.

To put the whole number into perspective though, $150 million in total cost synergies equates to roughly 60% of Desktop Metal's 2022 total operating expenses. As I've laid out, we believe shareholders should be skeptical of the promised value creation in the Desktop Metal combination.

However, let's look at the individual components of their projected uplift. Stratasys has stated to its shareholders that they could expect approximately $30 per share in value creation. It seems that they based that projection on 2 things. First, they add in some revenue synergies, which we think are highly speculative. That said, we also don't believe those opportunities differ in any meaningful respect between the 2 transactions. So the exercise is fairly meaningless when comparing value.

Second, in order to get closer to a $30 share valuation, they include a hypothetical multiple re-rating to a 20x multiple following the Desktop Metal combination. 65% of the total value creation from the desktop metal deal is derived from this multiple re-rating. In our view, Stratasys' shareholders will be diluting themselves by buying a highly speculative, unprofitable business.

Now turning to a comparison of the 2 proposals on a like-for-like basis leaving aside the highly speculative assumptions used in the Desktop deal. The waterfall on this page walks through the same analysis Michael used earlier. Equity values plus cost synergies on a consistent multiple of 15x delivers a pro forma equity value of approximately $19 per share for Stratasys investors in the Desktop deal. Pulling it all together, we believe our proposal results in a value of $26 per share, resulting in a clearly superior value to their $19 per share.

Now I'd like to turn the call back over to Jeff to close. Jeff?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Thanks, Andy. We think that the market has spoken. And in our view, there's no clear sign that our deal is preferable to the alternatives presented. Despite how promising prior talks of Stratasys management were, Stratasys has now chosen to sign up for what we believe is a value disruptive deal with Desktop Metal, that's predicated on old technology, speculative synergies and a multiple expansion that we find hard to believe.

On the other hand, we believe a combination of 3D Systems and Stratasys will create a global leader with credible financials in an industry where scale is paramount. We'd like to thank all of you for taking the time to join us this morning. We've underscored our belief in this combination and look forward to opening the line and responding directly to your live questions. With that, Kevin -- yes. I'm sorry, Kevin. With that, we'll open it up for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question today is coming from Greg Palm from Craig-Hallum.

Gregory William Palm - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

I appreciate all the info here. I guess just starting off, the press release talks about the ability for Stratasys' shareholders to choose their preferred mix of cash and stock. And I don't know if I missed the details, but can you just specify what you mean by that?

And just in general, are you opening up the option to additional cash above and beyond the $750 million level that is part of this offer?

Michael Turner - 3D Systems Corporation - Executive VP and Chief Financial Officer

Greg, this is Michael. I'll take it. Good question. So I think what we mean is basically that we're going to give shareholders the opportunity to participate in more value creation if they choose or more cash upfront, if they choose.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, Craig, given the diversity of our shareholder and investor base, the people that are interested in this industry, I think it's great to give them a choice. The value creation we believe for the future is enormous, right? We think it's a unique opportunity. It's great to participate in that by offering them some cash upfront. If they want to take a little bit more conservative approach and take cash in the deal, that's fine. We'll set some balance on it. But we want to give them some flexibility given their investment style.

Gregory William Palm - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Okay. But just to be clear, the option could be more stock or more cash above and beyond that $750 million that you've offered here?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, that's correct. Correct. Within some balance, yes, correct.

Gregory William Palm - Craig-Hallum Capital Group LLC, Research Division - Senior Research Analyst

Yes. Okay. And then just in terms of hurdles to getting this done, you didn't really talk a whole lot about sort of antitrust. So maybe you can just spend 1 minute or 2 on any potential concerns or maybe lack of concerns that you have there?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, Greg, if you look at it, the fundamentals are really with us. There's 2 things that really drive that comment. And one is the limited overlap in our product portfolios. We have a very limited overlap in our product portfolio today. So that's 1 consideration I'm sure that will be made and in the exceptionally large universe of competitors, and you've got full spectrum of sizes from hundreds of very small companies to even some very, very large companies like GE and HP and now Nikon that have invested in this industry. So we have a plethora of competitors. We have limited overlap in product offerings. So we think it's a very good case for regulatory approval.

Operator

(Operator Instructions) Our next question is coming from James Ricchiuti from Needham & Company.

James Andrew Ricchiuti - Needham & Company, LLC, Research Division - Senior Analyst

A couple of questions. Just if we go back to the discussions you had going back to September '22, the industry has obviously changed. And I'm wondering how your assumptions around cost synergies have changed because you guys yourself have announced some cost actions earlier in '23. So maybe you could just walk us through some of those assumptions.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, Jim. And again, our -- what I love about this deal is the cost synergies are very easy to explain and very straightforward to actually get -- actually gain -- actually execute on.

So if you look at it basically rolls up OpEx, you've got R&D and SG&A, and again, our portfolios are very complementary, but how we're spending R&D in order to grow our technology base, there's significant overlap. So you can harvest some R&D savings. SG&A, clearly there's some duplicate SG&A costs in there and there's some OpEx benefits. There's some COGS benefits just from scale.

So again, very straightforward, very standard and I believe, very conservative numbers. If you look at it, I don't believe fundamentally any of those things have changed since September of last year. It's in a short time frame. And I think we agreed at the time that our numbers were probably conservative, not aggressive.

So I can imagine even greater if you updated the time frame and you really sharpen your pencil is probably even more to harvest in cost. But saying $100 billion, very straightforward, it's all cost driven and very executable, Jim.

James Andrew Ricchiuti - Needham & Company, LLC, Research Division - Senior Analyst

And just a follow-up on -- wondering if there are any actions that are contemplated with respect to the combined company in terms of portfolio realignment because there are parts of the Stratasys business. I'm thinking the part manufacturing business, the service bureau business, which you've decided was not core to the 3D Systems business.

So I'm just wondering how we might be thinking about the combined business on a go-forward basis with respect to the way you're positioning the overall outlook a couple of years out?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, Jim, I'm still very comfortable with that decision we made a couple of years ago to get out of the -- basically out of the on-demand part making business. We have an enormous customer base that does that work and we supply them very well.

So for 3D Systems, I think it was a very good decision. You always look at things when you have a fresh opportunity. I think strategically, that's probably still a good call. But again, the devil’s in the details, we take a hard look at the business that they have and what we'd like to do with it.

But fundamentally, I don't like competing with customers wherever we can avoid it, it's not a good thing.

Operator

Next question is coming from Shannon Cross from Credit Suisse.

Shannon Siemsen Cross - Credit Suisse AG, Research Division - Research Analyst

I just wanted to go back first to the ability to take a certain amount of cash. Are you -- is the amount of cash that you're willing to put out, I think it was $540 million. Is that fixed? And then so it basically depends -- beyond that, it will depend on how the shareholders -- if you choose to do this, it would depend on what -- how much the shareholders decide -- any given shareholders decides to take in stock and cash and then you go against that? Is that the best way to think about it?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, Shannon, you fixed the total amount, whether it's exactly that amount or -- a little bit different, you fix the total amount and then it can vary by shareholder preference, right?

Shannon Siemsen Cross - Credit Suisse AG, Research Division - Research Analyst

Right. But you're not -- I mean, is there -- have you had any thoughts about maybe levering up to increase in total the amount of cash if shareholders are just looking more for cash rather than taking equity?

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Well, I don't think -- number one, I don't think we need to. I don't think -- I think the value combination short term and long term is correct in this, again we may offer some good -- some variability by shareholder to change that. But people that invest in our industry are generally they want some immediate value creation, but they generally really enjoy the idea of growth prospects and future value generation.

And I think, particularly with new markets like regenerative medicine on the horizon here, our feeling is shareholders would like to participate in that upside on the combined company. And it will take some cash to realize the synergies. Obviously, there's some cash needs there.

So no, I think we've got a good -- I'd call it good realistic, if not conservative approach to it. And in this -- in these times, I think it's a good way to go.

Shannon Siemsen Cross - Credit Suisse AG, Research Division - Research Analyst

And I guess, if you think about it -- I know you've been very focused on regenerative medicine, and I think there are some really interesting opportunities there. Holistically, are you thinking about this more as like Stratasys brings in earnings and cash flow that will then support the regenerative medicine business because you haven't -- I know you don't want to talk about revenue synergies, but I guess I'm struggling a little bit with -- you put Stratasys' Desktop Metal -- sorry, not Desktop Metal. I'm staring at your slides.

You put Stratasys and 3D systems businesses on the traditional 3D printing side together. I guess maybe we just take that, how are you thinking about growing that revenue beyond what you would have done normally? Or again, is this more sort of this kind of legacy business will then support the growth which you see in regenerative medicine, that makes sense.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Yes, I wouldn't view it -- so Shannon, I would not view it as a way for regenerative medicine at all. I think mean the support for regenerative will continue as it is. But the opportunity in a combined portfolio allows us to offer a broader range of technology to each market vertical. So it's great for the industrial business, which again is half of our company, and we're excited about it from aerospace to automotive to rocketry to a variety of consumer businesses.

Our combined range of technology to those industries is tremendous. And then if you look at enhancing further our healthcare business by bringing in some of their technologies while it's not a large component, it certainly would enhance that as well. And so I love the enhancement to our core business.

It alone justifies the investment in the combined company. If you then layer on top of a regenerative, that's the next generation. That's the next thing coming. So you get that. So it's not a way to make regenerative happen. I view it the other way around, it enhances both core businesses, healthcare and industrial and then you get regenerative on top of that. Michael, did you have anything to add?

Michael Turner - 3D Systems Corporation - Executive VP and Chief Financial Officer

Yes. So Shannon, just kind of 1 thing to add, and it kind of goes to your -- the back part of your question there, but -- like if you just take our -- the guidance that we've given for 3D Systems obviously standalone for 2023, right? You just kind of take the -- we said we would do $2 million or better in EBITDA, and we're investing $10 million to $12 million in regenerative medicine, right? So you can kind of obviously back into what the core business is doing there.

And then as we've talked about in these slides, kind of industry consensus is roughly a 21% CAGR going forward growth rates for this industry. So just conservatively, if you take 15% on our core business, and you grow it, it quickly scales to basically $1 billion business, operating in 10% to 15% EBITDA margin ranges. And then with the focus we have on cost optimization and continuous improvement, these sorts of things, but bringing in Joe Zeiger, our new COO, and the cost optimization we're doing with in-sourcing that we did in our Rock Hill facility last year, and we just recently announced that with our European metals insourcing, right? Those things would push your EBITDA margin profile, probably 15% north.

And then on top of that, you've got the regenerative medicine business layering on top. I mean, it's a pretty compelling story. But with this transaction with 3D Systems that Stratasys does is bring immediate scale. It brings that $1 billion profile to today and then you still got the growth trajectory on top of that.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

So Shannon, just 1 final comment for investors. If they discounted regenerative medicine in total, say, "Hey, look, that's way out there, so not going to happen" or whatever they want to discount that, the combination of ourselves and Stratasys in our core business, industrial and healthcare creates tremendous value, great growth prospects, great EBITDA performance, and it's all executable in terms of cost synergies.

If you layer on top of it regenerative medicine as an outsized growth opportunity for the future, you have an incredibly exciting combined company. So that's where I'd leave it.

Shannon Siemsen Cross - Credit Suisse AG, Research Division - Research Analyst

Okay. Yes. I guess my only thought is -- and I understand the combinations and all of that. I guess, the comments about binder jetting and metal, I just looked at GE and HP and others who are investing in it. So I guess, I actually think that there is probably a mass market opportunity for it, whether it's Desktop Metal or others who get there, I don't know. But there's clearly a lot of investment in that space.

I guess just -- my last question that I have is, as you look at the combined -- if you look at your business and you combine it together and you look at the cost synergies, are there actual areas or product lines that you think you would be divesting potentially? Because when you look at the circle you have there with all the various businesses, I'm sure some are maybe not as core. So does that play into it at all when you look at where you might get with the business over time, like SDM, I don't know.

I'm just curious if you think that maybe 3 years from now, the business that you have with -- if you combine the 2 companies, will have all of the end technologies in it or if you're looking at maybe a situation where you have to clean it up, I guess, for lack of a better word.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

No. No, Shannon. I think the core technology, the core printing technologies, materials and software technologies that we have, both companies have combined, those are keepers. Those are great technologies. And what we're finding even in an individual market vertical, pick one, aerospace or automotive or whichever 1 you pick, each of those technologies or many of them come into play in that same market vertical depending on the specific application of the customer. So no, I think the core technologies are all keepers.

I really like them. And we'll probably add to that base over time. With the advantage of scale, you can afford to invest to keep your technology portfolio growing. So no, I like those. I wouldn't see those as divestment opportunities. They've done a nice job. And I think we have too and kind of cleaning up the business, getting out of things that were logical to get out of. There may remain a few of those things. But relatively minor, we worked through them. I don't -- nothing comes to mind this substance other than the part making business, which I already commented on. So no, they're keepers. I like them.

And Shannon, I'll be clear on the binder over powder. There's a lot of people that have worked on that for almost 30 years, and there's people still working really hard at it. And it may work someday. I would still put it in the speculative category, but it may work someday. I'm not saying it won't ever work. You have to take a total cost perspective in that because there's a lot of post-print processing that people don't really talk much about, but it's significant in direct laser centering of powders, you basically make a part directly with minimal finishing operations and the market's spoken itself today, 80% of the applications out there are for direct centering of metal powders.

So it's a proven and reliable technology that's ready to enter production and is in production today, which is why we like it and we're investing in it. There will be other technologies that come along on both bells and polymers that have to be looked at over time. The important thing is in a combination, we'll have the balance sheet and investment capability to continue to do that. We don't have to hit our wagon to a speculative technology today. We can count on what we have and grow that because it's moving into production today. Then we'll have the resources to continue to expand that portfolio in the future. So that's -- to be clear on it, that's where my head's at, okay?

Operator

We've reached the end of our question-and-answer session. I'd like to turn the floor back over to Jeff for any further or closing comments.

Jeffrey A. Graves - 3D Systems Corporation - President, CEO & Director

Thanks, Kevin, and thank you all again for joining on short notice and for the questions this morning. We look forward to speaking with as many of you as possible in the days and weeks ahead. Have a great day.

Operator

Thank you. That does conclude today's teleconference and webcast. You may disconnect your line at this time, and have a wonderful day. We thank you for your participation today.

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